FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 1, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

RELEVANT FACTS RELATING TO THE

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

Buenos Aires, February 1, 2006 - Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces the following relevant facts relating to the financial statements as of December 31, 2005:

1- Estimated effects derived from conversion of operating contracts in Venezuela

Within the framework of the new legislation that regulates the exploitation of  hydrocarbons in Venezuela, in September 2005 our subsidiary Petrobras Energía Venezuela, S.A. subscribed provisional agreements with Petróleos de Venezuela, S.A. (PDVSA), whereby the former undertakes to negotiate the terms and conditions for the conversion of the operating contracts corresponding to Oritupano Leona, La Concepción, Acema and Mata areas into a partially state-owned company modality, where the Venezuelan state, through PDVSA, will have a majority shareholding.

The migration of the operating contracts will signify a change in the development of current businesses in Venezuela. Although the final terms for the conversion of the operating contracts are not yet defined, the Company’s Board of Directors considers that this process will have an adverse effect in the value of its assets in Venezuela.

Accordingly, the Company plans to make a provision in the financial statements as of December 31, 2005 of approximately Ps. 420 million in order to adjust the book value of Venezuela’s assets to their recoverable value.  In order to determine the recoverable value, the Company has made cash flow projections taking into account different assumptions, according to the information available at present under the current state of negotiations in progress with PDVSA.

Projections made are highly sensitive to any changes in the assumptions considered. As a result, in spite of the fact that said projections show the best estimation available, the final result of the contracts conversion process mentioned above could differ from the estimated figure.

2. Recovery of tax gains

Considering the profitability expectations in connection with Petrobras Energía’s business plan, as of December 31, 2005, the Company estimates to partially reverse the allowance provided for tax gains resulting from tax loss carry forwards and the allowance for payments made for the minimum presumed income tax, in an amount of approximately Ps.250 million.   After taking into consideration these effects, the Company will maintain an allowance for tax loss carry forwards in an amount of approximately Ps.800 million, which may be primarily used until fiscal year ending December 31, 2007.

SAFE HARBOUR STATEMENT

This press release contains statements of management’s beliefs, goals and expectations that are considered “forward looking statement” as that term is defined in the Private Securities Litigation Reform Act of 1995.  We use words such as “believe,” “anticipate,” “estimate,” “intend,” “expect” and other similar words to identify forward-looking statements.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Those risks and uncertainties includes, among others, the final outcome of the negotiations with PDVSA regarding the terms of our operating agreements in Venezuela, possible changes in the fiscal and regulatory framework of the operations and in the economic environment in Venezuela, changes in the price of hydrocarbons and general risks inherent to the exploration and production of oil and gas business. We disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 02/01/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney